1. Shinhan Financial Group proposes to conduct a cash tender offer and a small-scale share swap to wholly own LG Card

On May 28, 2007, the Board of Directors of Shinhan Financial Group (“SFG”) decided to conduct a second round cash tender offer for outstanding minority shares of LG Card in order to wholly own LG Card Co., Ltd. With respect to any shares remaining outstanding and not acquired in connection with the cash tender offer by SFG, SFG proposes to conduct a small-scale share swap, which is scheduled to occur on or about September 21, 2007.

Details of the Tender Offer
Shares subject to tender offer: Registered common shares of LG Card
Maximum number of Shares to be purchased: 17,892,082 shares (approximately 14.3% of total LG Card shares)
* LG Card’s total number of common shares issued and outstanding: 125,369,403 shares
* LG Card shares currently and directly owned by SFG: 98,517,316 shares (78.6%), not including the 8,960,005 shares (7.1%) held by Shinhan Bank, the wholly owned bank subsidiary of SFG
Tender offer price: KRW 46,392 per share
Tender offer period: June 14, 2007 (Thurs.) ~ July 3, 2007 (Tues.) (For 20 calendar days)
Proceeds payment date: July 6, 2007 (To be confirmed)

Details of Share Swap
Share swap ratio: 0.84932 SFG registered common share for 1 (one) registered common share of LG Card
The maximum number of SFG shares to be issued: 22,786,449 shares (approximately 5% of SFG’s total issued shares).
Scheduled Date of Share Swap: Sept. 21, 2007 (Fri.)

For further details relating to the cash tender offer and the share swap, please refer to the Registration Statement (the “Registration Statement”) relating to Exchange Offer for Common Stock of LG Card Co., Ltd. by Shinhan Financial Group Co., Ltd. filed with the Financial Supervisory Service and publicly available on dart.fss.or.kr (or an English Summary of the Registration Statement to be furnished to the U.S. Securities and Exchange Commission via Edgar on Form CB dated as of May 29, 2007.

2. Shinhan Financial Group to close shareholder registry

Shinhan Financial Group, the holding company of LG Card, will close its shareholder registry from June 14, 2007 to June 20, 2007. Registered shareholders as of June 13, 2007 may exercise their rights to dissent against the small-scale share swap with LG Card. No separate general shareholders’ meeting will be required for Shinhan Financial Group as total number of new shares to be issued is 5% or less than the total number of shares. If 20% (twenty-percent) or more of existing shareholders dissent, the proposed Share Swap will not be executed as scheduled.

3. Shinhan Card to transfer all its business to LG Card

On May 28, 2007, the BOD of Shinhan Card and LG Card respectively decided on a business transfer, in which LG Card will acquire and assume all assets, liabilities, and contracts of Shinhan Card. The business transfer is expected to take place on October 1, 2007 (date is subject to change). The purchase price totals KRW 1,055,628 million. For further details of the business transfer, please refer to exhibit 99-1, “Summary of Business Transfer/Assumption.”

4. LG Card to close shareholder registry and hold Shareholders’ Meeting

LG Card, a credit-card subsidiary of Shinhan Financial Group, has decided at its BOD meeting held on May 28, 2007 to hold a shareholders’ meeting on August 13, 2007. Shareholder registry will be closed from July 10, 2007 to July 16, 2007. Shareholders registered in LG Card’s shareholder registry as of July 9, 2007 will be entitled to exercise their voting rights at the shareholders’ meeting.
The following will be decided at the shareholders’ meeting:

Agenda 1: Approval of share swap with SFG shares

Agenda 2: LG Card to purchase and assume all businesses of Shinhan Card

5. Redemption of Redeemable Preferred Shares

On May 28, 2007, the BOD of Shinhan Financial Group decided to redeem its Redeemable Preferred Shares accordingly to the redemption conditions set at the timing of issuance. The details of redemption are as follows:

Object of redemption: Type 2 Redeemable Preferred Stock
Shareholder: Korea Development Insurance Corporation
No. of shares subject to redemption: 9,316,792 shares
Redemption Date: August 20, 2007
Redemption Price per share: KRW 18,548.427
Total Redemption Amount: KRW172.8 billion

6. Result of Shareholders’ Meeting held by Shinhan Bank

On May 25, 2007, Shinhan Bank, our bank subsidiary, appointed Yo Koo Kim as its outside director at the shareholders’ meeting. For further details of the newly appointment director, refer to our Form 6-K filed on May 14, 2007.